FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


May 26, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release dated May 26, 2000, of St.  Laurent  Paperboard  Inc.
             announcing that the securityholders of St. Laurent Paperboard Inc. approved the acquisition of St. Laurent by Smurfit-Stone Container Corporation.

On May 26, 2000 St. Laurent Paperboard Inc. publicly issued a press release announcing that the securityholders of St. Laurent Paperboard Inc. approved the acquisition of St. Laurent by Smurfit-Stone Container Corporation.

Exhibit I -- Press Release dated May 26, 2000, of St.  Laurent  Paperboard  Inc.
             announcing that the securityholders of St. Laurent Paperboard Inc. approved the acquisition of St. Laurent by Smurfit-Stone Container Corporation.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  May 26, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

EXHIBIT I

P R E S S    R E L E A S E
For Immediate Release

                 SECURITYHOLDERS OF ST. LAURENT PAPERBOARD INC.
           APPROVE ACQUISITION BY SMURFIT-STONE CONTAINER CORPORATION

MONTREAL AND CHICAGO, May 26, 2000 - St. Laurent Paperboard Inc. ("St. Laurent"), Montreal, Quebec, (TSE: SPI; NYSE: SLW) and Smurfit-Stone Container Corporation ("Smurfit-Stone"), Chicago, Illinois, (NASDAQ: SSCC) today jointly announced the approval by holders of St. Laurent's securities of the acquisition of St. Laurent by Smurfit-Stone as outlined in the management information circular and proxy statement of St. Laurent dated April 14, 2000.

The transaction is expected to close on May 31, 2000, after obtaining the approval of the proposed plan of arrangement by the Court. St. Laurent will then become an indirect wholly-owned subsidiary of Smurfit-Stone.

Ray Curran, President and Chief Executive Officer of Smurfit-Stone said, "This combination will create an unmatched competitor in value-added paperboard products and packaging solutions. St. Laurent's superior capabilities in specialty containerboard such as white top linerboard and lightweight corrugating medium will significantly expand Smurfit-Stone's capabilities in miniflute, high-value graphics packaging and point-of-purchase displays. In turn, Smurfit-Stone provides a broader platform for St. Laurent to develop and expand its specialized packaging capabilities."

"The consolidation of our industry is a proven way for companies to grow while improving efficiency and productivity. The acquisition by Smurfit-Stone not only makes sense economically in terms of synergies, but also organizationally and strategically in reaching new market penetration and creating new value for all stakeholders," added Jay J. Gurandiano, President and Chief Executive Officer of St. Laurent Paperboard Inc.

St. Laurent Paperboard is a major North American producer, supplier and converter of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,500 employees serving a diverse customer base in North America and selected international markets. On February 23, 2000 St. Laurent and Smurfit-Stone announced that they had entered into an agreement under which Smurfit-Stone would acquire St. Laurent by way of a plan of arrangement under the Canada Business Corporations Act.

The combination of these two companies consolidates Smurfit-Stone's position as one of the world's largest producers of containerboard, corrugated containers, folding cartons, bag and specialty packaging.

Smurfit-Stone, which was created by the November 1998 merger of Jefferson Smurfit Corporation and Stone Container Corporation, is the industry's leading manufacturer of paper and paperboard-based packaging, including containerboard, corrugated containers, industrial bags, and claycoated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. Net sales in 1999 were US$7.2 billion. The company employs approximately 35,000 and operates about 300 facilities worldwide. The company has a production capacity of six million tons of containerboard and one million tons of other packaging grades.

                                      -30 -

FOR FURTHER INFORMATION:

Smurfit-Stone Container Corporation                  St. Laurent Paperboard Inc.
Timothy McKenna (investors)                          Mylene Labrie (media)
Vice President, Investor Relations                   Director, Communications
    and Communications                               (514) 864-5103
(312) 580-4637

Tom Lange (media)
Director, Public Relations
(314) 746-1236

www.smurfit-stone.com